                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                          Metropolitan Financial Corp.
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                                (Name of Issuer)

                        Common Shares, without par value
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                         (Title of Class of Securities)

                                    59189N108
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                                 (CUSIP Number)

                               Kenneth T. Koehler
                          Metropolitan Financial Corp.
                              22901 Millcreek Blvd.
                           Highland Hills, Ohio 44122
                                 (216) 206-6000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 23, 2002
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             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [_]

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
        (S)240.13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 59189N108 .........
    ----------------------------------------------------------------------------
           1.      Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).

                   Sky Financial Group, Inc., EIN #:  34-1372535................
    ----------------------------------------------------------------------------
           2.      Check the Appropriate Box if a Member of a Group (See
                   Instructions)

                   (a)    ......................................................

                   (b)    ......................................................
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           3.      SEC Use Only  ...............................................
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           4.      Source of Funds (See Instructions)     Not applicable .......
    ------------------------ ---------------------------------------------------
           5.      Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d)or 2(e) ........................................
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           6.      Citizenship or Place of Organization     Ohio ...............
    ----------------------------------------------------------------------------

    ----------------------------------------------------------------------------
    Number of      7.       Sole Voting Power ..................................
                   -------------------------------------------------------------
    Shares Bene-
    ficially by    8        Shared Voting Power 10,769,215 .....................
                   -------------------------------------------------------------
    Owned by Each
    Reporting      9.       Sole Dispositive Power .............................
                   -------------------------------------------------------------
    Person With
                   10.      Shared Dispositive Power ...........................
    ----------------------------------------------------------------------------
           11.     Aggregate Amount Beneficially Owned by Each Reporting
                   Person  10,769,215 ..........................................
    ----------------------------------------------------------------------------
           12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) ...................................
    ----------------------------------------------------------------------------
           13.     Percent of Class Represented by Amount in Row (11)
                   66.68% ......................................................
    ----------------------------------------------------------------------------
           14.     Type of Reporting Person (See Instructions)
                   CO ..........................................................

                      ..........................................................

                      ..........................................................

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sky (defined below) or any entity or individual listed in Item 2 below or on Schedule A that Sky or any such entity or individual is the beneficial owner of any of the common shares of Metropolitan Financial Corp. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer

         This statement relates to the common shares, no par value ("Common Shares") of Metropolitan Financial Corp., a savings and loan holding company within the meaning of the Home Owners' Loan Act and an Ohio corporation ("Metropolitan"), whose principal executive offices are located at 22901 Millcreek Boulevard, Highland Hills, Ohio 44122.

Item 2.  Identity and Background

         I.  (a)-(c) and (f).

             This statement is being filed by Sky Financial Group, Inc., an Ohio corporation ("Sky"), which is a financial holding company registered under the Bank Holding Company Act of 1956, as amended. The principal business offices of Sky are located at 221 South Church Street, Bowling Green, Ohio 43402. As of the date of this Schedule 13D, Sky provides diversified financial services including banking, insurance, investment and trust services. Sky's commercial banking affiliate is Sky Bank, Salineville, Ohio. Sky's other financial services affiliates include Meyer & Eckenrode Insurance Group, Inc., Carnegie, Pennsylvania; M&E Investment Group, Inc., Carnegie, Pennsylvania; Picton Cavanaugh, Inc., Toledo, Ohio; Sky Access, Inc., Lisbon, Ohio; Sky Financial Solutions, Inc., Columbus, Ohio; Sky Trust, National Association, Pepper Pike, Ohio; and Celaris Group, Inc., Bowling Green, Ohio. Sky has a number of other non-material financial services affiliates.

             The name, principal occupation and business address of each director and executive officer is listed on Schedule A and incorporated herein by reference. Each of the individuals referred to in this Item 2 (including, to Sky's knowledge, those listed on Schedule A) are citizens of the United States.

             Other than executive officers and directors, to the best of Sky's knowledge, there are no persons controlling or ultimately in control of Sky.

         II. (d) - (e)

             During the last five years, none of the persons or entities referred to in this Item 2 (including, to Sky's knowledge, the persons and entities listed on Schedule A): (i) has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses), or (ii) was a party to a civil proceeding as a result of which he/she/it would be subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Sky is filing this statement on Schedule 13D as a result of entering into a Voting Agreement, dated as of October 23, 2002 (the "Voting Agreement"), with Robert M. Kaye, a New Jersey resident ("Kaye"), and not as a result of any acquisition of Common Shares by Sky or any of the persons or entities listed in
Item 2 above or on Schedule A. In the event the Merger (as defined below) is consummated, Kaye will exchange his Metropolitan Common Shares for Sky common shares and cash in accordance with the terms of the Merger Agreement.

Item 4.  Purpose of Transaction

         (a)-(b) On October 23, 2002, Metropolitan and Sky entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Metropolitan will be merged with and into Sky (the "Merger") with Sky continuing as the surviving corporation (the "Surviving Corporation") and Metropolitan will cease to have a separate legal existence. The Merger was approved by the Boards of Directors of each of Metropolitan and Sky. The Agreement provides that upon the effective date of the Merger (the "Effective Time"), Metropolitan shareholders will be entitled to elect to receive, in exchange for each Metropolitan Common Share held, either $4.70 in cash or 0.2554 Sky common shares, or a combination thereof, subject to certain adjustments and to certain allocation and proration mechanisms as part of the election process. In total, between fifty-five percent (55%) and seventy percent (70%) of Metropolitan Common Shares will be exchanged for Sky common shares and, accordingly, between thirty percent (30%) and forty-five percent (45%) of Metropolitan common shares will be exchanged for cash. To the extent that Sky common shares are received, the exchange is expected to qualify as a tax-free transaction to the Metropolitan shareholders. The Merger is subject to various contingencies, including the approval of Metropolitan's shareholders and the receipt of certain regulatory approvals. Following the Merger, Metropolitan's wholly-owned bank subsidiary, Metropolitan Bank and Trust Company, an Ohio chartered savings and loan association ("Bank"), will merge with and into Sky's commercial banking affiliate, Sky Bank, and Bank will cease to have a separate legal existence.

              Sky entered into the Voting Agreement with Kaye to increase the likelihood that the approval of Metropolitan's shareholders required in connection with the Merger will be obtained. Pursuant to the terms of the Voting Agreement, Kaye (who, under Ohio law and Metropolitan's Articles of Incorporation, individually owns a sufficient number of shares to approve the Merger and the Merger Agreement) has agreed to vote his shares: (i) in favor of the Merger and the Merger Agreement and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between Metropolitan and any person or entity other than Sky, or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Metropolitan under the Merger Agreement or that would result in any of the conditions to the obligations of Metropolitan under the Merger Agreement not being fulfilled. The Voting Agreement and obligations of Kaye under the Voting Agreement terminate contemporaneously with the termination of the Merger Agreement.

              The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to the full text of: (i) the Merger Agreement filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference, and (ii) the Voting Agreement filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

         (c)      Not applicable.

         (d) If the Merger is consummated, Metropolitan will cease to have a separate legal existence and the Surviving Corporation's Board of Directors shall consist of the current Board of Directors of Sky.

         (e) Other than as a result of the Merger described in this Item 4, not applicable.

         (f)      Not applicable.

         (g) Upon consummation of the Merger, the Articles of Incorporation and the Code of Regulations of Sky immediately prior to the Effective Time shall be the Articles of Incorporation and Code of Regulations of the Surviving Corporation.

         (h)-(i) Upon consummation of the Merger, Metropolitan's Common Shares will be delisted from the NASDAQ National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         (j) Other than described above, Sky has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(i) of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a)-(b) Sky's responses with respect to Rows 11, 12 and 13 of the cover pages to this Statement that relate to the aggregate amount and percentage of Metropolitan Common Shares beneficially owned by Sky are incorporated herein by reference. Sky's responses with respect to Rows 7, 8, 9 and 10 of the cover pages of this Statement that relate to the amount of Metropolitan Common Shares as to which Sky has: (i) sole voting power, (ii) shared voting power, (iii) sole dispositive powers, and (iv) shared dispositive power are incorporated herein by reference. Sky has no independent right to vote or dispose of the Metropolitan Common shares subject to the Voting Agreement and expressly disclaims beneficial ownership of such shares. None of the persons or entities referred to in Item 2 above (including, to Sky's knowledge, the persons listed on Schedule A) beneficially own any Metropolitan Common Shares.

         (c) Other than the transactions described in Item 4 above, Sky has not effected any transaction in Metropolitan Common Shares during the past 60 days.

         (d)     Not applicable.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information set forth in Item 4 is incorporated in this Item 6 by reference. Pursuant to the terms and conditions of: (i) the Cognovit Revolving Note, dated as of September 12, 2002, between Metropolitan and Sky's commercial banking affiliate, Sky Bank; (ii) the Pledge and Collateral Assignment Agreement, dated as of September 12, 2002, between Kaye and Sky Bank; (iii) the Guaranty, dated as of September 12, 2002, granted by Kaye in favor of Sky Bank;
(iv) the Cognovit Note, dated as of October 15, 2002, between Kaye and Sky Bank; and (iv) the Pledge and Collateral Assignment Agreement, dated as of October 15, 2002, between Kaye and Sky Bank (collectively referred to as the "Loan and Pledge Agreements"), Kaye has pledged to Sky Bank all of his rights, title and interest in 9,326,405 Metropolitan Common Shares as security under the notes described above. Other than the Merger Agreement, the Voting Agreement, the Loan and Pledge Agreements and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between Sky and any other entity or person with respect to the Metropolitan Common Shares.

Item 7.  Material to Be Filed as Exhibits

         Exhibit (1).  Agreement and Plan of Merger between Sky Financial Group,
                       Inc. and Metropolitan Financial Corp. dated October 23, 2002.

         Exhibit (2).  Voting Agreement by and among Sky Financial Group, Inc.
                       and Robert M. Kaye dated October 23, 2002.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2002                 SKY FINANCIAL GROUP, INC.

                                       By:  /s/ W. Granger Souder, Jr.
                                            ------------------------------------
                                            Name:  W. Granger Souder, Jr.
                                            Title: Executive Vice President,
                                                   General Counsel and Secretary

                                  Exhibit Index


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    EXHIBIT NUMBER                      DESCRIPTION OF EXHIBIT

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          (1)             Agreement and Plan of Merger by and between Sky
                          Financial Group, Inc. and Metropolitan Financial Corp. dated as of October 23, 2002

--------------------------------------------------------------------------------
          (2) Voting Agreement by and between Sky Financial Group, Inc. and Robert M. Kaye dated as of October 23, 2002

--------------------------------------------------------------------------------

                                   Schedule A
                                   ----------

1.       Sky Financial Group, Inc.

         A. Directors (unless otherwise provided, the business address of each individual is 221 South Church Street, Bowling Green, Ohio 43402):

-----------------------------------------------------------------------------------------------------------------------
         Name                              Address                                  Principal Occupation
         ----                              -------                                  --------------------
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Marty E. Adams                                                          Chairman, President and CEO, Sky Financial
                                                                        Group, Inc.
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George N. Chandler, II     Lytkowski & Co, 8th Floor Annex,             Retired
                           1422 Euclid Avenue, Cleveland, Ohio
                           44115
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-----------------------------------------------------------------------------------------------------------------------
Robert C. Duvall           613 North Point Drive                        Retired
                           Holmes Beach, Fl 34217
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-----------------------------------------------------------------------------------------------------------------------
Dr. Marylouise Fennell     Higher Education Services, 606 Bigelow       Consultant/Partner, Higher Education
                           Street, Pittsburgh, PA 15207-1206            Services Corporation, Pittsburgh, PA, a
                                                                        company that provides financial aid for higher
                                                                        education; and Senior Counsel, The Council of
                                                                        Independent Colleges, Washington, D.C., an
                                                                        association of independent colleges and
                                                                        universities that provides certain assistance
                                                                        to its members
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
D. James Hilliker          Better Food Systems, Inc., 101 W.            Vice President, Better Food Systems, Inc., a
                           Columbus Ave., Bellefontaine, Ohio 43311     company that owns and operates Wendy's
                                                                        restaurant franchises
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Richard R. Hollington,     Baker & Hostetler, LLP, 3200 National        Senior Partner in the law firm of Baker &
Jr.                        City  Center, 1900 East 9th Street,          Hostetler, LLP
                           Cleveland, Ohio 44114
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-----------------------------------------------------------------------------------------------------------------------
Fred H. Johnson, III       Summitcrest, 31842 Acker Road, Box 5,        President and CEO, Summitcrest, Inc., a
                           Summitville, Ohio 43962                      company that operates Angus cattle farms
-----------------------------------------------------------------------------------------------------------------------

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Jonathan A. Levy           Redstone Construction, Inc., 5050 Belmont,   Partner, Redstone Investments, a real
                           Youngstown, Ohio 44505                       estate development, acquisition and management
                                                                        firm
-----------------------------------------------------------------------------------------------------------------------

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Gerard P. Mastroianni      Alliance Ventures, 1844 West State Street,   President, Alliance Ventures, a real estate
                           Suite. B, Alliance, Ohio 44601               holding company
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James C. McBane            McBane Insurance Agency, Inc., 262           Principal, McBane Insurance Agency, Inc.
                           Second Street, School St.- Box 340,
                           Bergholz, Ohio 43908
-----------------------------------------------------------------------------------------------------------------------

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Thomas J. O'Shane                                                       Senior Executive Vice President, Sky
                                                                        Financial Group, Inc.
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Edward J. Reiter                                                        Senior Chairman, Sky Financial Group, Inc.
-----------------------------------------------------------------------------------------------------------------------

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Gregory L. Ridler          17 Port Tack, Hilton Head Island, South      Chairman, Mahoning Valley Region, Sky Bank
                           Carolina 29928-5289
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Emerson J. Ross, Jr.       Owens Corning Fiberglass, 1 Owens            Manager, Corporate Community Relations,
                           Corning Parkway, 2E, Toledo, Ohio 43659      Owens Corning, a manufacturer of building
                                                                        materials and composite products
-----------------------------------------------------------------------------------------------------------------------

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          Name                               Address                                Principal Occupation
          ----                               -------                                --------------------
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
C. Gregory Spangler         Spangler Candy Company, 400 North           Chairman, Spangler Candy Company, a
                            Portland, P.O. Box 71, Bryan, Ohio          manufacturer of candy products
                            43506-0071
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-----------------------------------------------------------------------------------------------------------------------
Robert E. Spitler           Spitler, Vogtsberger & Huffman, LLP,        Managing Partner in the law firm of Spitler,
                            Attorneys at Law, 131 East Court Street,    Vogtsberger & Huffman, LLP
                            Bowling Green, Ohio 43402
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Joseph W. Tosh, II          1700 River Road, Beaver, Pennsylvania       Retired
                            15009
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

          B. Executive Officers (the business address of each officer is 221 South Church Street, Bowling Green, Ohio 43402):

-----------------------------------------------------------------------------------------------------------------------
          Name                                               Principal Occupation
          ----                                               --------------------
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Marty E. Adams                Chairman, President and Chief Executive Officer, Sky Financial Group, Inc.
-----------------------------------------------------------------------------------------------------------------------

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Perry C. Atwood               Senior Vice President/Director of Sales, Sky Financial Group, Inc.
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James F. Burwell              Executive Vice President/Profitability, Sky Financial Group, Inc.
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Caren L. Cantrell             Senior Vice President/Director of Strategic Process Implementation, Sky Financial
                              Group, Inc.
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Phillip C. Clinard            Senior Vice President/Director of Change Management Office, Sky Financial Group, Inc.
-----------------------------------------------------------------------------------------------------------------------

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Richard R. Hollington III     Executive Vice President/Director of Corporate Financial Services, Sky Financial Group,
                              Inc.
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Frank J. Koch                 Executive Vice President/Senior Credit Officer, Sky Financial Group, Inc.
-----------------------------------------------------------------------------------------------------------------------

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Thomas G. Leek                Executive Vice President/Sky Bank Tech Division, Sky Financial Group, Inc.
-----------------------------------------------------------------------------------------------------------------------

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Thomas J. O'Shane             Senior Executive Vice President, Sky Financial Group, Inc.
-----------------------------------------------------------------------------------------------------------------------

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Thomas A. Sciorilli           Senior Vice President and Director of Human Resources, Sky Financial Group, Inc.
-----------------------------------------------------------------------------------------------------------------------

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Curtis E. Shepherd            Senior Vice President/Marketing - Product Development, Sky Financial Group, Inc.
-----------------------------------------------------------------------------------------------------------------------

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W. Granger Souder, Jr.        Executive Vice President, General Counsel and Secretary, Sky Financial Group, Inc.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Les Starr                     Executive Vice President/Operations & Technology, Sky Financial Group, Inc.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Kevin T. Thompson             Executive Vice President and Chief Financial Officer, Sky Financial Group, Inc.

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Christopher L. Whitford       Executive Vice President and Chief Technology Officer/Sky Bank Tech Division, Sky
                              Financial Group, Inc.

-----------------------------------------------------------------------------------------------------------------------

                                       A-2